

13030639

RECEIVED
2013 FEB 26 PM 2:45
SEC / TM

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 SE 13th Street
(No. and Street)

Panora	IA	50216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Kemble 877-886-1939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive	Minneapolis	MN	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KY 3/13

OATH OR AFFIRMATION

I, Matt Bott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers International Financial Services, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


NOTARIAL SEAL
IOWA
RHONDA J. SCOTT
COMMISSION # 125328
MY COMMISSION EXPIRES
7/7/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

To the Board of Directors
Brokers International Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Brokers International Financial Services, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone 952.893.9320 Fax 952.835.7296 www.bhz.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

/S/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Minneapolis, Minnesota
February 22, 2013

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Agreed-Upon Procedures Report

For the year ended December 31, 2012

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

CONTENTS


Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of
IGAF POLARIS
A Global Association of Independent Firms

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Management
Brokers International Financial Services, LLC
Panora, Iowa

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Brokers International Financial Services, LLC (the Company) as established by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, for the year ended December 31, 2012 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, for the year ended December 31, 2012 supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone 952.893.9320 Fax 952.835.7296 www.bhz.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

We have no responsibility to update this report for events or circumstances occurring after the date of this report. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
February 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067239 FINRA DEC
BROKERS INTERNATIONAL FINANCIAL SERVICES LLC 16*16
102 SE 13TH ST
PANORA IA 50216-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 8899

B. Less payment made with SIPC-6 filed (exclude interest) (901)
7-24-12
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 7998

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 7998

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brokers International Financial Services, LLC
(Name of Corporation, Partnership or other organization)

Andrea Kemble
(Authorized Signature)

CFO
(Title)

Dated the 25 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

See Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,998,662
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,434,056
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ –	
Enter the greater of line (i) or (ii)		–
Total deductions		2,434,056
2d. SIPC Net Operating Revenues		$ 3,559,606
2e. General Assessment @ .0025		$ 8,899

(to page 1, line 2.A.)

See Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Financial Statements

Years Ended December 31, 2012 and 2011

Brokers International Financial Services, LLC

CONTENTS


Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of
IGAF POLARIS
A Global Association of Independent Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Brokers International Financial Services, LLC
Panora, Iowa

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC (the Company), as of December 31, 2012 and 2011, and the related statements of operations, changes in member's equity, and cash flows for each of the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokers International Financial Services, LLC as of December 31, 2012 and 2011 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. PLLP
Certified Public Accountants

Minneapolis, Minnesota
February 22, 2013

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone 952.893.9320 Fax 952.835.7296 www.bhz.com

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31

Assets	**2012**	**2011**
Cash	$412,536	$383,829
Commissions and concessions receivable	345,712	319,120
Accounts receivable	110,545	46,686
Due from other	47,392	-
Prepaid expenses	29,174	39,255
Total current assets	945,359	788,890
Office furniture and equipment, net of accumulated depreciation of $19,712 and $15,396 in 2012 and 2011, respectively	22,825	17,140
Intangible assets, net	1,073	1,201
Total Assets	$969,257	$807,231
Liabilities and Member's Equity		
Liabilities		
Commissions and concessions payable	$354,078	$312,750
Accounts payable	127,408	64,693
Accrued compensation	44,828	32,081
Due to parent	5,256	35,813
Total Current Liabilities	531,570	445,337
Commitments and Contingencies		
Member's Equity		
Capital contributions	4,260,143	3,560,143
Accumulated deficit	(3,822,456)	(3,198,249)
Total Member's Equity	437,687	361,894
Total Liabilities and Member's Equity	$969,257	$807,231

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Operations

Years Ended December 31

	2012	2011
Revenues		
Commissions	$ 5,811,403	$ 3,652,847
Other	182,711	162,939
Total revenues	5,994,114	3,815,786
Expenses		
Commissions	4,832,462	2,945,351
Employee compensation and benefits	992,538	817,193
Licensing, registration and education	68,799	71,193
Occupancy and equipment expense	36,569	35,325
Legal and professional	263,027	111,456
General and administrative	289,724	181,656
Advertising and publications	11,484	15,944
Travel and entertainment	112,890	125,500
Other	10,828	5,300
Total expenses	6,618,321	4,308,918
Net Loss	$ (624,207)	$ (493,132)

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

Years Ended December 31, 2012 and 2011

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2011	$ 3,060,143	$ (2,705,117)	$ 355,026
Capital contributions	500,000	-	500,000
Net loss	-	(493,132)	(493,132)
Balance at December 31, 2011	3,560,143	(3,198,249)	361,894
Capital contributions	700,000	-	700,000
Net loss	-	(624,207)	(624,207)
Balance at December 31, 2012	$ 4,260,143	$ (3,822,456)	$ 437,687

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Cash Flows

Years Ended December 31

	2012	2011
Cash Flows from Operating Activities		
Net loss	$ (624,207)	$ (493,132)
Adjustments to reconcile net loss to net cash used for operating activites		
Depreciation	4,316	4,177
Amortization	128	129
Changes in assets and liabilities		
Commissions and concessions receivable	(26,593)	(38,819)
Accounts receivable	(63,859)	(24,638)
Prepaid expenses	10,081	(2,898)
Commissions and concessions payable	41,328	170,690
Accounts payable	62,715	7,047
Accrued compensation	12,747	11,397
Due to parent	(30,557)	5,280
Net cash used for operating activities	(613,901)	(360,767)
Cash Flows from Investing Activities		
Capital Expenditures	(10,000)	-
Received from other	(47,392)	4,000
Net cash from (used for) investing activities	(57,392)	4,000
Cash Flows From Financing Activities		
Capital contributions	700,000	500,000
Net Increase in Cash	28,707	143,233
Cash at Beginning of Year	383,829	240,596
Cash at End of Year	$ 412,536	$ 383,829

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Notes to Financial Statements

December 31, 2012 and 2011

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Municipal Securities Rulemaking Board. Brokers International Financial Services, LLC provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition Brokers International Financial Services, LLC offers services through our clearing firm and registered investment advisor. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

Brokers International Financial Services, LLC was approved as a full-service non-custodial Broker Dealer on June 4, 2007. At that time, Brokers International Financial Services, LLC contracted with Pershing, LLC to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the trade date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At the present time, the Company does not have any assets or liabilities that would require fair value recognition or disclosures. The fair value of financial instruments classified as assets or liabilities, including cash, accounts receivable, accounts payable and accrued expenses approximate carrying value, principally because of the short maturities of these items.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were $11,484 and $15,944 for the years ended December 31, 2012 and 2011, respectively.

Office Furniture and Equipment

Generally, office furniture is provided by the parent company as part of the expense and operational agreement explained in Note 5. Equipment is stated at cost. Equipment is depreciation over a 5-7 year life, while leasehold improvements are depreciated over a 15 year life. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Intangible Assets

Intangible assets consist of trademarks. Amortization is provided over estimated useful lives of 15 years by use of the straight line method. Future amortization expense of intangible assets is $129 for each the next 4 years and $558 thereafter.

Income Taxes

Brokers International Financial Services, LLC is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Primarily due to the single member limited liability company tax status, the Company does not have any significant tax uncertainties that would require disclosure. The Company is no longer subject to U.S. federal income tax examinations for years before fiscal year 2008 and, with few exceptions, is no longer subject to state and local income tax examinations by tax authorities for years before fiscal year 2008.

Reclassifications

The presentation of accounts receivable and cash in the December 31, 2011 balance sheet were reclassified to conform to the classification used at December 31, 2012. This reclassification had no effect on net loss, cash flows or member's equity as previously reported.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2013, the date which the financial statements were available to be issued.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2012 and 2011, the net capital ratio, net capital and excess net capital are as follows:

	2012	2011
Net capital ratio	2.45:1	2.29:1
Net capital	$ 216,761	$ 194,459
Excess net capital	$ 181,323	$ 164,770

3. INCOME TAXES

There were no material differences between the financial statement basis and tax basis of the Company's assets or liabilities.

4. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $21,367 and $16,203 to the plan in 2012 and 2011, respectively.

5. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Brokers International, Ltd. under a five year term rental agreement starting on August 1, 2006 and ending December 31, 2012. The Company signed a new lease as of 12/31/2012. The monthly rent rate was $2,000. The new lease rate is $2,895.67, commencing January 1, 2013 and ending December 31, 2017. In consideration of the rent, the parent provides all utilities, maintenance and general cleaning of the building, furniture, taxes and insurance. The Company also entered into a technology agreement as of 12/31/12 with its parent, Brokers International, Ltd. that will cover computer network capabilities, computer software and hardware and IT support. Currently the monthly agreement amount is $600. Annual rent and technology expense to Brokers International, Ltd. totaled $24,000 in 2012 and 2011.

6. LEASE OBLIGATIONS

The Company leases various software products under short-term leases. Payments made totaled approximately $57,986 and $46,580 for 2012 and 2011, respectively. The lease expired in November 2012, but the Company continued to lease the software products under a month to month lease with monthly payments of $3,988. The Company can terminate the month to month lease obligation by providing the other party 30 days written notice of termination.



Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Managing Member
Brokers International Financial Services, LLC
Panora, Iowa

We have audited the accompanying financial statements of Brokers International Financial Services, LLC as of December 31, 2012 and 2011 and have issued our report thereon dated, February 22, 2013. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. PLLP
Certified Public Accountants

Minneapolis, Minnesota
February 22, 2013

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone 952.893.9320 Fax 952.835.7296 www.bhz.com

Brokers International Financial Services, LLC
Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1
December 31, 2012

Net Capital		
Total member's equity	$	437,687
Deductions:		
Non-allowable accounts receivable		-
Prepaid expenses		(29,174)
Office Furniture and Equipment net		(22,825)
Fidelity bond deductible over $5,000		(5,000)
Other assets		(163,927)
		(220,926)
Net Capital		216,761
Aggregate Indebtedness:		
Total liabilities from statement of financial position	$	531,570
Computation of basic net capital requirement		
Minimum net capital required	$	35,438
Excess net capital	$	181,323
Ratio of aggregate indebtedness to net capital		2.45

No reconciliations deemed necessary since no material differences were noted in the computation of net capital. There was no material inadequacies found to exist.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

Brokers International Financial Services, LLC

Statement Regarding Rule 15c3-3

December 31, 2012 and 2011

Brokers International Financial Services, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.